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SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.  2)*

MVC Capital, Inc.

(Name of Issuer)

Comon Stock

(Title of Class of Securities)

553829102

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-l(b)

☒     Rule 13d-l(c)

☐      Rule 13d-l(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 553829102

1.	Names of Reporting Persons.
	I.R.S. Identification Nos. of above persons (entities only).

	MFP Investors LLC - 22-3608480
	667 Madison Avenue, 25th Floor
	New York, NY 10065

	Michael F. Price
	667 Madison Avenue, 25th Floor
	New York, NY 10065

	Michael F. Price is the controlling person of MFP Investors LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	☐ (a)
	☒ (b)

3.	SEC Use Only

4.	Citizenship or Place of Organization	Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:
	5.	Sole Voting Power	999,700

	6.	Shared Voting Power

	7.	Sole Dispositive Power	999,700

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person		999,700

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions).

11.	Percent of Class Represented by Amount in Row (9)		4.12%

12.	Type of Reporting Person (See Instructions)

	OO

Page 2 of 4 pages

CUSIP No. 553829102

Item 1.

(a)           Name of Issuer

MVC Capital, Inc.

(b)           Address of Issuer's Principal Executive Offices

Riverview at Purchase
287 Bowman Avenue, 3rd Floor
Purchase, NY 10577

Item 2.

(a)           Name of Person Filing

MFP Investors LLC

(b)           Address of Principal Business Office or, if none, Residence

667 Madison Avenue, 25th Floor
New York, NY 10065

(c)           Citizenship

Delaware

(d)           Title of Class of Securities

Common Stock

(e)           CUSIP Number

553829102

Item 3.	If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

As the investment advisor to several clients, (none of which owns more than 5% of the common stock of the issuer), MFP Investors LLC is deemed to own 999,700 shares (4.12%) of the common stock of the issuer.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Page 3 of 4 pages

CUSIP No. 553829102

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2008
Date

MFP Investors LLC
/s/ Michael F. Price
Signature
Name: Michael F. Price
Title: Managing Member

MICHAEL F. PRICE

/s/ Michael F. Price
Signature
Name: Michael F. Price

 Page 4 of 4 pages